UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

First United Ethanol, LLC
File No. 333-130663 - CF#19865

First United Ethanol, LLC submitted an application under rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form SB-2 filed on December 23, 2005.

Based on representations by First United Ethanol, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6   through January 10, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel